SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: September 13th, 2004

FOR IMMEDIATE RELEASE

NETASQ STANDARDIZES ON SILICOM

Following Successful Utilization of Silicom’s 6-Port Gigabit Ethernet
Adapters, NETASQ Begins Using Quad and Dual Port Models

        KFAR SAVA, Israel – September 13, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that NETASQ, the leading European manufacturer of IPS-Firewall appliances, has standardized on Silicom’s Multiport Gigabit Ethernet adapters to achieve high-speed multiport connectivity for its high-end state-of-the-art firewall and VPN security appliances. The decision followed NETASQ’s successful utilization of Silicom’s unique 6-port Gigabit Ethernet adapters and its evaluation and qualification of Silicom’s Quad-Port and Dual-Port models.

        NETASQ accompanied its decision to standardize on Silicom’s adapters with an initial purchase order for Silicom’s Dual-Port Fiber and Dual-Port copper Gigabit Ethernet adapters.

        “Our use of Silicom’s 6-port adapters during the last few months has given us the high-speed connectivity we were looking for,” said Matthieu Bonenfant, Product Manager at NETASQ. “Our evaluation demonstrates equally impressive multiport connectivity performance for Silicom’s other solutions.”

        NETASQ designs and markets a full range of firewall and VPN appliances used to provide real-time security in high-traffic mission critical networks. Its security appliances use a multi-layered approach that stops network and content-based threats at the edge of the network without compromising performance.

        “Our relationship with NETASQ demonstrates the long-term promise of the design win mechanism,” said Shaike Orbach, Silicom’s President and CEO. “After awarding us a modest design win for just one product, NETASQ has now standardized on our adapters for all of its multiport Gigabit Ethernet connectivity needs, and has begun to place purchase orders. As such, each new design win represents the potential to build into a steady stream of sales of our Server/Storage/Security products.”

About NETASQ
Created in 1998, NETASQ is a European company which develops and markets innovative IPS firewall and VPN security solutions for all types of companies: small-to-medium sized firms, large enterprises and government agencies. NETASQ has full control over its proprietary in-line Intrusion Prevention technology: ASQ (Active Security Qualification), thereby ensuring its customers the longevity required for best-of-breed security appliances which adapt to the ever-changing risks faced by information systems. NETASQ distributes its products via a network of partners, including distributors, ISPs, approved VARs, retailers and integrators. Over 600 partners have been trained and certified by the NETASQ Institute. For more information, please visit: www.netasq.com

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il